Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Alamo Group Inc.

We consent to the incorporation by reference in the registration statements Nos. 333-174755, 333-88454, and 333-143216 on Form S-8 of Alamo Group Inc. of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for the three- years ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Alamo Group Inc.

/s/KPMG LLP
San Antonio, Texas
March 12, 2012